SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

For the month of December, 2004

of Chile, Bank
(Translation of Registrant's name into English)

Chile
(Jurisdiction of incorporation or organization)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82- ____.)

BANCO DE CHILE
REPORT ON FORM 6-K

Attached are translations from their original in Spanish, of two letters filed today by Banco de Chile (the "Bank") with the Superintendency of Banks and Financial Institutions, the Superintendency of Securities and Insurance and local Stock Exchanges informing certain Agreements entered into with relation to (i) Entel S.A. and (ii)Banchile Seguros de Vida S.A. respectively.

TRANSLATION

Santiago, December 27 2004

Mr. Enrique Marshall Rivera
Superintendent of Banks
And Financial Institutions

Ref: Essential Information

Mr. Superintendent:

According to articles 9° and 10° of the Securities Law N° 18.045, I inform as an essential fact that on December 27, 2004 Banco de Chile (the “Bank”) has entered into a Services Agreement (“the Agreement”) with Entel Chile S.A. towards the modernization of its telecommunications services. Said Agreement represents amounts over 20.000 Unidades de Fomento and prior licitation among telecommunications corporations, was adjudged to the best presented offer.

Finally, I inform that Entel Chile S.A. is a related party to Banco de Chile in the terms established by article 44 of Law N°18.045 and that the Bank’s Board of Directors approved the Agreement considering that its terms and conditions are consistent with prevailing market equity terms.

Sincerely,

Pablo Granifo Lavín
General Manager

TRANSLATION

Santiago, December 27 2004

Mr. Enrique Marshall Rivera
Superintendent of Banks
And Financial Institutions

Mr. Superintendent:

According to articles 9° and 10° of the Securities Law N° 18.045, I inform as an essential fact that on December 27, 2004 Banco de Chile (the “Bank”) has subscribed with Banchile Seguros de Vida S.A. (the “Insurance Company”) and Banchile Corredores de Seguros Limitada (the “Insurance Broker”) the following New Agreements, which replace and supercede all prior agreements executed by the parties with respect to the matters covered by them as of January 1st 2005. The new Master Agreement and other Agreements informed herewith will have effect from January 1st 2005 until December 31st 2011, except that of letter (g) below which shall terminate on December 31st 2005:

a)

Master Agreement, which defines the objectives and general regulatory environment of the bank - insurance business according to each party’s rights and functions, establishing permitted uses, exclusivity, incentives and prizes for accomplishing goals and assigns training resources.

b)	Collection and Data Administration Agreement, by which the Bank collects premium payment according to the data provided by the Insurance Company.

c)	Use of “BANCHILE” brand Agreement, by which the Bank authorizes the Insurance Company to use such brand under the terms and conditions established therewith.

d)

Access to BANCO DE CHILE Web page Agreement, according to which the Bank grants the Insurance Company access to its Web page and authorizes the inclusion of a link and logo of the Insurance Company through which customers may access the Insurance Company’s Web page and obtain general product information.

e)

Distribution Agreement, by which the Bank grants the Insurance Company a preferential right to offer life insurance agreements to all of the Bank’s individual debtors and general insurance agreements to its customer base using the Bank’s distribution channels.

f)	Promotion Agreement, by which the Bank grants the Insurance Broker the ability to promote its products and services through its distribution channels.

g)	Life Insurance Agreement, which establishes the terms and conditions of the life insurance agreements that the Bank subscribes for its debtors.

Likewise and as a consequence of the new Master Agreement and the other Agreements, Banco de Chile (“the promising buyer”) on the one side, and Inversiones Vita S.A., Inversiones Vita Bis S.A., Inersa S.A. and Inmobiliaria Norte Verde S.A., on the other side, (together, “the promising sellers”), amended the Share Purchase Promise Agreement dated July 29, 2002 with respect to 100% of the shares issued by Banchile Seguros de Vida S.A. The Amendment consists only on making reference to the new Agreements mentioned above.

Finally, I inform Mr. Superintendent that the New Agreements and the Amendment previously mentioned, must be deemed to be “Agreements with Related Parties” in the terms established by article 44 of Law N°18.045 and that the Bank’s Board of Directors approved them considering that their terms and conditions are consistent with prevailing market equity terms. Considering that Banchile Corredores de Seguros Limitada is a subsidiary of the Bank incorporated according to letter (a) of article 70 of the General Banking Law, the Bank has complied with the formalities established therewith.

Sincerely,

Pablo Granifo Lavín
General Manager

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2004

Banco de Chile

By:	/S/ Pablo Granifo L.
Pablo Granifo Lavín Chief Executive Officer